Exhibit 21.1

VARONIS SYSTEMS, INC. SUBSIDIARIES

Subsidiary	State/Country of Incorporation/Formation
Varonis Systems Ltd.	Israel
Varonis (UK) Limited	England
Varonis Systems (Deutschland) GmbH	Germany
Varonis France SAS	France
Varonis Systems Corp.	Canada (British Columbia)
Varonis Systems (Ireland) Limited	Ireland
Varonis Systems (Australia) Pty Ltd	Australia
Varonis Systems (Netherlands) B.V.	Netherlands
Varonis U.S. Public Sector LLC	United States (Delaware)
Varonis Systems (Luxemburg) S.à r.l.	Luxembourg
Polyrize Security Ltd.	Israel
Polyrize, Inc.	United States (Delaware)